Mail Stop 3561

January 19, 2007

Richard H. Bachmann
President and Chief Executive Officer
Duncan Energy Partners L.P.
1100 Louisiana Street, 10th Floor
Houston, Texas 77002

> **Re:** **Duncan Energy Partners L.P.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 12, 2007**
> **File No. 333-138371**

Dear Mr. Bachmann:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-2
Pro Forma Adjustments and Assumptions, page F-7

1. Please explain to us why applying Staff Accounting Bulletin 1:B:3 results in an accretive impact to pro forma net income per limited partners unit for the year ended December 31, 2005 and the nine months ended September 30, 2006. Also, tell us and disclose why you have applied the impact of the contemplated distribution to owners to the limited partner units rather than Enterprise Products Partners ownership interests.

Duncan Energy Partners Predecessor Financial Statements, page F-13

2. Please provide a pro forma balance sheet as of September 30, 2006 reflecting the distribution accrual (but not giving effect to the offering proceeds) along side the historical balance sheet. Refer to SAB Topic 1:B:3.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson, Attorney-Advisor, at (202) 551-3335 or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Erik Norris, Esq.
        Andrews Kurth LLP
        Fax: (713) 220-4285